December 20, 2021

Attorney Edwin Kim

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Re:	Internet Sciences, Inc.
Registration Statement on Form S-1
File No. 333-259214

Dear Mr. Kim:

On behalf of Internet Sciences, Inc. (the “Company”), I hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 12:00 PM EST on Wednesday, December 22, 2021.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely, Internet Sciences, Inc.
/s/ Lynda Chervil Lynda Chervil CEO